UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 3rd, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	TotalEnergies acquires CEPSA’s upstream assets in Abu Dhabi (March 1, 2023).

Exhibit 99.2	Poland: TotalEnergies Invests in Renewable Energies with Biogas and Solar Projects (March 6, 2023).

Exhibit 99.3	Disclosure of Transactions in Own Shares (March 6, 2023).

Exhibit 99.4	Papua New Guinea: TotalEnergies launches integrated engineering studies for the Papua LNG project (March 7, 2023).

Exhibit 99.5	Disclosure of Transactions in Own Shares (March 13, 2023).

Exhibit 99.6	Grandpuits Zero-Crude Platform: TotalEnergies and Paprec Develop the First French Value Chain for Advanced Recycling of Plastic Film (March 15, 2023).

Exhibit 99.7	Service Stations in Europe: TotalEnergies Partners with Alimentation Couche-Tard in Belgium and Luxembourg and Sells its Networks in Germany and the Netherlands (March 16, 2023).

Exhibit 99.8	Convening of the Annual Shareholders’ Meeting of May 26, 2023 (March 16, 2023).

Exhibit 99.9	Disclosure of Transactions in Own Shares (March 20, 2023).

Exhibit 99.10	Presentation Strategy, Sustainability & Climate, More energy, less emissions TotalEnergies’ stays the course on its multi-energy strategy balancing profitable growth and sustainable development, and strengthens its emission reduction objectives (March 21, 2023).

Exhibit 99.11	Adani: TotalEnergies Publishes its Full Response to Le Monde French Newspaper (March 23, 2023).

Exhibit 99.12	TotalEnergies releases its Universal Registration Document 2022 (Document d’enregistrement universel 2022) and its Form 20-F 2022 as well as the proposed resolutions for the Combined Shareholders’ Meeting of May 26, 2023 (March 24, 2023).

Exhibit 99.13	Disclosure of Transactions in Own Shares (March 27, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: April 3rd, 2023	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer